Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

among

LINKEDSEE LIMITED,

WISEMAN INTERNATIONAL LIMITED

and

KONGZHONG CORPORATION

Dated as of December 1, 2016

ii

iii

AGREEMENT AND PLAN OF MERGER, dated as of December 1, 2016 (this “Agreement”), among Linkedsee Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Wiseman International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and KongZhong Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and amended) (the “CICL”), Parent and the Company will enter into statutory merger pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee of the Company Board (the “Special Committee”), has (i) determined that it is in the best interests of the Company (having regard to the interests of the shareholders as a whole), and declared it advisable, to enter into this Agreement and the Plan of Merger (as defined below), (ii) approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the approval of this Agreement and the Plan of Merger and the Transactions by the shareholders of the Company at the Shareholders’ Meeting (as defined below);

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, WANG Leilei, Right Advance Management Ltd. and Chiming Bells International Limited (collectively, the “Rollover Shareholders”) and Parent have executed a contribution agreement (the “Contribution Agreement”), dated as of the date hereof, pursuant to which the Rollover Shareholders have agreed, among other things and subject to the terms and conditions set forth therein, to contribute certain Shares (the “Rollover Shares”) to Parent in connection with the Merger in exchange for newly issued shares of Parent on or prior to the consummation of the Merger;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of WANG Leilei,共青城五疆星耀投资管理合伙企业(有限合伙) (Gongqingcheng Wujiang Xingyao Investment Management Partnership (Limited Partnership)) and 和谐成长二期(义乌)投资中心(有限合伙) (Hexie Chengzhang Phase II (Yiwu) Investment Center (Limited Partnership)) (each, a “Sponsor”, and, collectively, the “Sponsors”) has executed an equity commitment letter with Holdco (as defined below), dated as of the date hereof, pursuant to which each Sponsor has committed to purchase, or cause the purchase of, for cash, on the terms and subject to the conditions set forth therein, equity securities of Holdco;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Rollover Shareholders, IDG-Accel China Growth Fund II L.P., and IDG-Accel China Investors II L.P., Parent and the Company have executed a voting agreement (the “Voting Agreement”), dated as of the date hereof, pursuant to which the Rollover Shareholders, IDG Accel China Growth Fund II L.P., and IDG Accel China Investors II L.P. have agreed to vote all Shares owned by them at the Shareholders’ Meeting in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger; and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of WANG Leilei,共青城五疆星耀投资管理合伙企业(有限合伙) (Gongqingcheng Wujiang Xingyao Investment Management Partnership (Limited Partnership)) and 和谐成长二期(义乌)投资中心(有限合伙) (Hexie Chengzhang Phase II (Yiwu) Investment Center (Limited Partnership)) (each, a “Guarantor”, and, collectively, the “Guarantors”) is entering into a limited guaranty in favor of the Company with respect to certain obligations of Parent and Merger Sub under this Agreement (each, a “Guaranty” and, collectively, the “Guaranties”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01         The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the Company shall continue as the surviving company of the Merger (the “Surviving Company”) under the laws of the Cayman Islands as a wholly-owned subsidiary of Parent, and Merger Sub shall be struck off the register of companies in the Cayman Islands and thereupon be dissolved in accordance with the CICL, such that the separate corporate existence of Merger Sub shall cease.

Section 1.02         Closing; Closing Date.

Unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Beijing time) at the offices of Davis Polk & Wardwell LLP, 2201 China World Office 2, 1 Jian Guo Men Wai Avenue Chao Yang District, Beijing 100004 as soon as practicable, but in any event no later than the fifteenth (15th) Business Day immediately following the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement (such date being the “Closing Date”).

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Section 1.03         Effective Time.

Subject to the provisions of this Agreement, as early as practical on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) in the form set out in Annex A, and the parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) as provided by Section 233 of the CICL. The Merger shall become effective upon the date on which the Plan of Merger is registered by the Cayman Registrar (or on such later date as may be specified in the Plan of Merger, being not more than the 90th day after the date of such registration) in accordance with the CICL (the “Effective Time”).

Section 1.04         Effects of the Merger.

The Merger shall have the effects specified in the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

Section 1.05         Memorandum and Articles of Association of Surviving Company.

At the Effective Time, in accordance with the terms of the Plan of Merger, the Surviving Company will adopt the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, as the memorandum and articles of association of the Surviving Company until thereafter amended as provided by law and such memorandum and articles of association; provided, however, that, at the Effective Time, (i) all references therein to the name of the Surviving Company (including Article I of the memorandum of association) the Surviving Company shall be amended to “KongZhong Corporation” , (ii) references therein to the authorized share capital of the Surviving Company shall be amended as necessary to correctly describe the authorized share capital of the Surviving Company as approved in the Plan of Merger, and (iii) the memorandum and articles of association of the Surviving Company will contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, as required by Section 6.05(a) of this Agreement.

Section 1.06         Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

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ARTICLE II

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.01         Effect of Merger on Issued Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any share or other securities of the Company:

(a)          each ordinary share, par value US$0.0000005 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) shall be cancelled and cease to exist in consideration for the right to receive US$0.18875 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04;

(b)          each American Depositary Share, representing 40 Shares (an “ADS” or collectively, the “ADSs”) issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) shall be cancelled in consideration for the right to receive US$7.55 in cash per ADS without interest (the “Per ADS Merger Consideration”) payable in the manner provided in Section 2.04;

(c)          Each of the Excluded Shares (including Excluded Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist without payment of any consideration or distribution therefor;

(d)          Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 2.03 and shall thereafter represent only the right to receive the applicable payments set forth in Section 2.03; and

(e)          Each ordinary share, par value US$0.0000005 each, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share, par value US$0.0000005 each, of the Surviving Company. Such conversion shall be effected by means of the cancellation of such ordinary shares of Merger Sub, in exchange for the right to receive one such ordinary share of the Surviving Company. Such shares of the Surviving Company shall be the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

Section 2.02         Share Incentive Plans and Outstanding Company Equity Awards.

(a)          At the Effective Time, the Company shall (i) terminate the Share Incentive Plans, and any relevant award agreements applicable to the Share Incentive Plans, and (ii) cancel each Company Option that is then outstanding and unexercised, whether or not vested or exercisable, and each Company Restricted Share Award that is then outstanding and unvested.

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(b)          Each former holder of a Company Option that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Company Option and (ii) the number of Shares underlying such Company Option; provided that if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any payment therefor.

(c)          Each former holder of a Company Restricted Share Award that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Company, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) the Per Share Merger Consideration and (ii) the number of Company Restricted Share Award held by such holder.

(d)          Any payment under this Section 2.02 shall be subject to all applicable Taxes and tax withholding requirements, and each former holder of Company Equity Awards shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.02.

(e)          At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions which are reasonably necessary, including, if necessary, obtaining the consent of the individual holders of Company Equity Awards, to effectuate the provisions of this Section 2.02. The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Company will be required to issue Shares or other share capital of the Company to any person pursuant to or in settlement of any Company Equity Awards. Promptly following the date hereof, the Company shall deliver written notice to each holder of Company Equity Awards informing such holder of the effect of the Merger on their Company Equity Awards.

Section 2.03         Dissenting Shares.

(a)          Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall be cancelled and cease to exist in accordance with Section 238 of the CICL and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of such Section 238, except that all Shares held by Dissenting Shareholders who shall have failed to exercise or who effectively shall have withdrawn or lost their rights to dissent from the Merger under Section 238 of the CICL shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be and be deemed to have been cancelled and cease to exist as of the Effective Time, and to have been converted into, and to have become exchanged for the right of the holder thereof to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04.

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(b)          The Company shall give Parent (i) prompt notice of any objection or dissent to the Merger and demands for appraisal received by the Company, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law and received by the Company relating to its shareholders’ rights to dissent from the Merger and (ii) the opportunity to direct all negotiations and proceedings with respect to any exercise of dissenter’s rights or any demands for appraisal under the CICL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such dissenter’s rights or demands.

(c)          In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICL, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the CICL within twenty (20) days of the approval of the Merger by shareholders of the Company at the Shareholders’ Meeting.

Section 2.04         Exchange of Share Certificates, etc.

(a)          Paying Agent. Prior to the Effective Time, Parent shall appoint a bank, trust company or such other entity that is reasonably satisfactory to the Company (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a), Section 2.01(b) and the exception set forth in Section 2.03(a) (collectively, the “Merger Consideration”). Prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares (other than Excluded Shares), ADSs (other than ADSs representing Excluded Shares), cash in an amount, which, together with the Deposited Available Cash, shall be sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

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(b)          Exchange Procedures. As promptly as practicable after the Effective Time, the Surviving Company shall cause the Paying Agent to mail (in the case of the Depositary, deliver) or otherwise disseminate to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a) (excluding, for the avoidance of doubt, any Excluded Shares or Dissenting Shares): (i) a letter of transmittal which shall be in customary form for a company incorporated in the Cayman Islands and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares (other than Excluded Shares and the Dissenting Shares) shall be effected and contain such other provisions as Parent and the Company may mutually agree and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares (other than Excluded Shares and Dissenting Shares) represented by such Share Certificate and each registered holder of Shares (other than Excluded Shares and Dissenting Shares) which are not represented by a Share Certificate (the “Uncertificated Shares”) shall be entitled to receive, in exchange for the cancellation of such Shares, payment in the amount equal to (x) the number of Shares (other than Excluded Shares and Dissenting Shares) represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares (other than Excluded Shares and Dissenting Shares) multiplied by (y) the Per Share Merger Consideration, and the Share Certificate (if any) so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (1) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration, and (2) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing the Excluded Shares) upon surrender by them of the ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes, if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs (other than the ADS cancellation fee, which shall be payable in accordance with the Deposit Agreement). No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II.

(c)          Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Company or the Paying Agent, the posting by such person of a bond, in such reasonable and customary amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay (and Parent shall cause to it to pay) in respect of the Shares represented by such lost, stolen or destroyed Share Certificate (but excluding any Excluded Shares or Dissenting Shares) an amount equal to the Per Share Merger Consideration multiplied by the number of such Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d)          Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed, or (y) has not been sent to such person because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Dissenting Shareholders and holders of Shares or ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

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(e)          Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares, change or readjustment with the ratio of shares represented by each ADS, or other like change with respect to Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time.

(f)          Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares and ADSs, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services, or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion, provided that no such investment or losses in respect thereto shall affect the amounts payable to each holder of Shares and ADSs and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment. Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Company. Except as provided herein or in Section 2.01, Section 2.03(a) or Section 2.04(g), the Exchange Fund shall not be used for any other purposes.

(g)          Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares or ADSs for six (6) months after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holders of Shares and ADSs who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Section 2.01(a) and Section 2.02. Any portion of the Exchange Fund remaining unclaimed by holders of Shares and ADSs as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any person previously entitled thereto.

(h)          No Liability. None of the Paying Agent, Parent or the Surviving Company shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

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(i)           Withholding Rights. Each of Parent, the Surviving Company, the Paying Agent and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs, Company Warrants or Company Equity Awards such amounts as it reasonably determines in good faith it is required to deduct and withhold with respect to the making of such payment under any provision of U.S. federal, state, local or foreign Tax Law. In the event that Parent determines that any deduction or withholding is required to be made from any Merger Consideration payable pursuant to this Agreement, it shall promptly inform the Company in writing of such determination and consult with the Company in good faith regarding such determination. To the extent that amounts are so withheld by Parent, the Surviving Company, the Paying Agent or the Depositary, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs, Company Warrants or Company Equity Awards in respect of which such deduction and withholding was made by Parent, the Surviving Company, the Paying Agent or the Depositary, as the case may be.

Section 2.05         No Transfers.

From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company, and (b) the holders of Shares (including Shares represented by ADSs) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law, provided that nothing herein shall prevent the Surviving Company from maintaining a register of members in respect of its ordinary shares after the Effective Time and from registering transfers of such ordinary shares after the Effective Time. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Company for transfer or any other reason shall be canceled (except for the Excluded Shares and the Dissenting Shares) in exchange for the right to receive the cash consideration to which the holders thereof are entitled pursuant to Section 2.01(a).

Section 2.06         Termination of Deposit Agreement.

As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Citibank, N.A. (the “Depositary”) to terminate the deposit agreement, dated July 14, 2004 between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Section 2.07         Agreement of Fair Value.

Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration and the Per ADS Merger Consideration represent the fair value of the Shares and the ADSs respectively for the purposes of Section 238(8) of the CICL.

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Section 2.08         Outstanding Company Warrants.

(a)          At the Effective Time, the Company shall cancel each Company Warrant that is then outstanding and unexercised, whether or not vested or exercisable.

(b)          Each former holder of a Company Warrant that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Company, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Company Warrant and (ii) the number of Shares underlying such Company Warrant; provided that if the Exercise Price of any such Company Warrant is equal to or greater than the Per Share Merger Consideration, such Company Warrant shall be cancelled without any payment therefor.

(c)          Any payment under this Section 2.08 shall be subject to all applicable Taxes and tax withholding requirements, and each former holder of Company Warrants shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.08.

(d)          At or prior to the Effective Time, the Company shall pass any resolutions and take any actions which are reasonably necessary, including, if necessary, obtaining the consent of the holders of Company Warrants, to effectuate the provisions of this Section 2.08. The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Company will be required to issue Shares or other share capital of the Company to any person pursuant to or in settlement of any Company Warrants. Promptly following the date hereof, the Company shall deliver written notice to each holder of Company Warrants informing such holder of the effect of the Merger on their Company Warrants.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent and Merger Sub to enter into this Agreement, except (a) as set forth in (i) the Company Disclosure Schedule delivered to Parent and Merger Sub prior to or contemporaneously with the execution of this Agreement (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and to any other section or subsection of this Agreement the relevance of which is reasonably apparent on its face from the disclosed information), and (ii) the Company SEC Reports filed prior to the date hereof (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding disclosures in the Company SEC Reports contained in the “Risk Factors” or “Forward Looking Statements” sections thereof, or any other forward-looking statements or other disclosures to the extent they are general, non-specific, forward-looking or cautionary in nature, in each case, other than specific factual information contained therein prior to the date hereof), or (b) for any matters with respect to which WANG Leilei has actual knowledge without investigation or inquiry, the Company hereby represents and warrants to Parent and Merger Sub that:

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Section 3.01         Organization and Qualification.

(a)          Each Group Company is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Group Company is duly qualified or licensed to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary.

(b)          Except for the Group Companies set forth in Section 3.01(b) of the Company Disclosure Schedule, as of the date hereof, there are no other corporations, partnerships, joint ventures, associations, or entities through which any Group Company conducts business, or other entities in which a Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and no Group Company is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership, or similar arrangement.

Section 3.02         Memorandum and Articles of Association.

The Company has heretofore furnished to Parent a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of each Group Company. Such memorandum and articles of association or equivalent organizational documents are in full force and effect. No Group Company is in material violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents.

Section 3.03         Capitalization.

(a)          The authorized share capital of the Company consists of 1,000,000,000,000 Shares of a par value of US$0.0000005 each. As of the date of this Agreement, (i) 1,884,133,063 Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) no Shares are held in the treasury of the Company, and (iii) 4,686,040 Shares issued to the Depositary and represented by ADSs are reserved for issuance and allocation in anticipation of the exercise of the Company Options (and for the avoidance of doubt are not included in the number of issued and outstanding Shares set forth in clause (i)). As of the date of this Agreement, there are outstanding Vested Company Options to purchase 25,462,420 Shares, outstanding Unvested Company Options to purchase 2,835,000 Shares, outstanding Company Warrants to purchase 40,000,000 Shares, and outstanding 4,555,000 Company Restricted Share Awards. Except as set forth in this Section 3.03, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue or sell any shares or securities of, or other equity interests in, any Group Company. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

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(b)          Section 3.03(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Equity Award outstanding as of the date hereof: (i)  the number of Shares subject to such Company Equity Award; and (ii) the exercise or purchase price of such Company Equity Award. The grant of each Company Equity Award was validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the financial statements of the Company contained in the Company SEC Reports in accordance with GAAP consistently applied. Except as set forth in Section 3.03(b) of the Company Disclosure Schedule or otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Equity Award as a result of the Transactions.

(c)          All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has made available to Parent accurate and complete copies of (x) the Share Incentive Plans pursuant to which the Company has granted the Company Equity Awards that are currently outstanding, and (y) the form of all award agreements evidencing such Company Equity Awards.

(d)          There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any share capital or registered capital, as the case may be, of any Group Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries or any other person.

(e)          The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and each other entity in which any Group Company owns any non-controlling equity interest is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and each such other entity is owned by the relevant Group Company free and clear of all Liens and other encumbrances of any nature whatsoever. Such Group Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Law) to receive dividends and distributions on, all such equity securities.

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Section 3.04         Authority Relative to This Agreement; Fairness.

(a)          The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, in each case, subject only to the authorization and approval of this Agreement, the Plan of Merger and the Merger by a special resolution (as defined in the CICL) of the shareholders of the Company, which shall require the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”) in accordance with Section 233(6) of the CICL. The Depositary is obligated pursuant to the Deposit Agreement to vote all Shares represented by ADSs in accordance with the instructions of holders of such corresponding ADSs on the applicable record date for determining the entitlement of holders to give instructions for the exercise of the voting rights pertaining to such Shares. The Company has delivered to Parent a true, correct and complete copy of the resolutions of the Company Board authorizing the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions certified by the Secretary of the Company Board; subject to Section 6.04 hereof, such resolutions are and remain in full force and effect and no action has been taken or proposed to modify, amend or rescind such resolutions in whole or in part in any manner. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)          The Special Committee comprises two (2) members of the Company Board each of whom satisfies the “independence” requirements of the Nasdaq Stock Market Rules. The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the Company (having regard to the interests of the shareholders (other than Parent and its Affiliates) as a whole), (ii) approved and declared advisable this Agreement and the Transactions, and (iii) resolved to recommend authorization and approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares (other than holders of the Rollover Shares) (the “Company Recommendation”). The Company Board, acting upon the unanimous recommendation of the Special Committee, has directed that this Agreement, the Plan of Merger and the Transactions be submitted to holders of Shares for authorization and approval.

(c)          The Special Committee has received the written opinion of Duff & Phelps, LLC (the “Financial Advisor”), dated the date of this Agreement, to the effect that, as of the date hereof, the Per Share Merger Consideration to be received by the holders of Shares (other than Excluded Shares and Dissenting Shares) and the Per ADS Merger Consideration to be paid to the holders of ADSs (other than the ADSs representing the Excluded Shares) are fair, from a financial point of view, to such holders (without giving effect to any impact of the Transactions on any particular holder of the Shares or ADSs other than in their capacity as holders of the Shares or ADSs), a copy of which opinion will be delivered to Parent promptly after the date of this Agreement. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement. It is agreed and understood that such opinion may not be relied on by Parent, Merger Sub or any of their respective Affiliates.

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Section 3.05         No Conflict; Required Filings and Consents.

(a)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance, other than Permitted Encumbrances, on any property or asset of any Group Company pursuant to, any Contract or obligation to which any Group Company is a party or by which any properties or assets of any Group Company are bound, except, with respect to clause (iii), for any such conflict, violation, breach, default, right or other occurrences which would not prevent or materially delay the consummation of the Transactions and would not have a Company Material Adverse Effect.

(b)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any nation or government, any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal (each, a “Governmental Authority”), except (i) for compliance with the applicable requirements of the Securities Act (as defined below) and Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) for compliance with the rules and regulations of the NASDAQ Global Select Market (“NASDAQ”), and (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notice of the Merger in the Cayman Islands Government Gazette, in each case pursuant to the CICL.

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Section 3.06         Permits; Compliance with Laws.

(a)          Each Group Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted, other than those the lack thereof would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (the “Material Company Permits”) and has always maintained the effectiveness of these Material Company Permits. No suspension or cancellation of any of the Material Company Permits is pending or, to the Knowledge of the Company, threatened, except, in each case, where the suspension or cancellation of any Material Company Permit would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All approvals of, and filings and registrations and other requisite formalities with, Governmental Authorities in the People’s Republic of China (“PRC”) required in respect of each Group Company and its capital structure and operations, including, but not limited to, registrations with the State Administration for Industry and Commerce, the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation, and their respective local counterparts, have been duly completed in accordance with applicable PRC Laws.

(b)          No Group Company is in material conflict with, or in material default, breach or violation of (i) any Law applicable to it (including without limitation, (1) any Laws applicable to its business (including the promotion of such business), (2) any Tax Laws, and (3) any Laws related to the protection of personal data) or by which any of its share, security, equity interest, property or asset is bound or affected, or (ii) any Contract, Material Company Permit or obligation to which it is a party or by which it or any of its share, security, equity interest, property or asset is bound. No Group Company has received any notice or communication of any material non-compliance with any applicable Laws that has not been cured.

(c)          No Group Company or any director, officer, employee, representative, agent or Affiliate of any Group Company, acting on behalf of any Group Company (each a “Company Representative”) has violated any Anticorruption Laws, nor has any Group Company or any Company Representative offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any Government Official or to any person under circumstances where a Group Company or any Company Representative knew or ought reasonably to have known (after due and proper inquiry) that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to a person:

(i)          for the purpose of: (1) influencing any act or decision of such Government Official in their official capacity; (2) inducing a Government Official to do or omit to do any act in violation of their lawful duties; (3) securing any improper advantage; (4) inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or (5) assisting a Group Company or any Company Representative in obtaining or retaining business for or with, or directing business to, a Group Company or any Company Representative; or

(ii)         in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

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(d)          No Group Company has conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Authority or similar agency with respect to any alleged act or omission arising under or relating to any noncompliance with any Anticorruption Law. No Group Company or any Company Representative has received any notice, request or citation for any actual or potential noncompliance with any of the foregoing in this Section 3.06(d).

(e)          No officer, director or employee of any Group Company is a Government Official.

(f)          Each Group Company has maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials in accordance with GAAP.

(g)           The Company and all holders of Company Shares and Company Equity Awards who are PRC Residents and subject to any of the registration or reporting requirements of SAFE Circular 7, SAFE Circular 37, SAFE Circular 75, SAFE Circular 78 or any other applicable SAFE rules and regulations (collectively, the “SAFE Rules and Regulations”) have complied with such reporting, registration and/or other procedural requirements under the SAFE Rules and Regulations, as applicable.

(h)          No Group Company, nor, to the Knowledge of the Company, any Company Representative, (i) is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department; or (ii) has violated, or operated not in compliance with, any applicable expert restrictions, anti-boycott regulations, or embargo regulations of the United States or the PRC.

Section 3.07         SEC Filings; Financial Statements.

(a)          The Company has filed all forms, reports and documents required to be filed by it with the SEC since January 1, 2011 (the “Applicable Date”) (the forms, reports and other documents filed since the Applicable Date and those filed subsequent to the date hereof, including any amendments thereto, collectively, the “Company SEC Reports”). The Company SEC Reports (i) at the time they were filed and, if amended, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, in all cases, as in effect on the date so filed, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any form, report or other document with the SEC.

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(b)          Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, Regulation S-X of the SEC and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.

(c)          Except as and to the extent set forth on the audited annual report of the Group Companies filed with the SEC on April 15, 2016, including the notes thereto (the “2015 Annual Report”), no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2015.

(d)          The Company has made available to Parent all comment letters received by the Company from the SEC or the staff thereof since the Applicable Date and all responses to such comment letters filed by or on behalf of the Company.

(e)          The Company has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company is in compliance, in all material respects, with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act reasonably designed to ensure that all material information concerning the Company and its Subsidiaries required to be included in reports filed under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed annual report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed annual report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

(f)          The Company maintains a standard system of accounting established and administered in accordance with GAAP. The Group Companies maintain a system of internal accounting controls that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

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(g)          To the Knowledge of the Company, no employee of any Group Company has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. No Group Company, nor any officer, employee, contractor, subcontractor or agent of any Group Company, has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against any employee of any Group Company because of any act of such employee described in 18 U.S.C. § 1514A(a).

(h)          The Company is in compliance, in all material respects, with the applicable listing and corporate governance rules and regulations of the NASDAQ.

Section 3.08         Proxy Statement.

The Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company shall not, (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders’ Meeting or any subject matter which has become false or misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Schedule 13E-3 will comply as to form with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09         Absence of Certain Changes or Events.

Since December 31, 2015, except as set forth in Section 3.09 of the Company Disclosure Schedule or as expressly contemplated by this Agreement, (a) the Group Companies have conducted their businesses in the ordinary course and in a manner consistent with past practice, (b) there has not been any Company Material Adverse Effect, and (c) no Group Company has taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 5.01(a), 5.01(b), 5.01(c), 5.01(d), 5.01(e), 5.01(i) or 5.01(j).

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Section 3.10         Absence of Litigation.

As of the date hereof, there is no litigation, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the Knowledge of the Company, threatened against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, no Group Company, nor any share, security, equity interest, or material property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.11         Labor and Employment Matters.

(a)          No Group Company is a party to or bound by any collective bargaining agreement or other labor union contract applicable to persons employed by it, there are no labor unions, works councils or other organizations representing or purporting to represent any of the employees, contractors, subcontractors, agents or other persons engaged by any Group Company in connection with its business (collectively, “Company Personnel”), nor are there any organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect any Group Company. There are no unfair labor practice complaints pending or threatened against any Group Company before any Governmental Authority, except for any such pending or threatened complaints that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no strike, slowdown, work stoppage or lockout, or similar activity or, to the Knowledge of the Company, threat thereof, by or with respect to any Company Personnel nor has there been any such occurrence during the past five years.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Group Company is in compliance with all applicable laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, Social Security Benefits, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid in full to the appropriate Governmental Authority, or are holding for payment not yet due to such Governmental Authority, all amounts required to be withheld from or paid with respect to Company Personnel (including the withholding and payment of all individual income taxes and contributions to Social Security Benefits payable), and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Group Company has paid in full to all of its Company Personnel or adequately accrued for in accordance with GAAP consistently applied all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such Company Personnel and there is no claim with respect to payment of wages, salary, Social Security Benefits, commission or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any persons currently or formerly employed or engaged by any Group Company. There is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or threatened with respect to any Group Company. There is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before any Governmental Authority in any jurisdiction in which any Group Company has employed or employs any person.

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(c)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Company Employee Plan and each Company Employee Agreement is and has at all times been operated and administered in compliance with the provisions thereof and all applicable legal requirements, (ii) each contribution or other payment that is required to have been accrued or made under or with respect to any Company Employee Plan has been duly accrued and made on a timely basis, and (iii) there are no claims or legal proceedings pending, or, to the Knowledge of the Company, threatened against any Company Employee Plan or against the assets of any Company Employee Plan.

(d)          Except as otherwise specifically provided in this Agreement regarding the Company Equity Awards, no Company Employee Plan or Company Employee Agreement exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the Transactions (whether alone or in connection with any subsequent event(s)), will entitle any Company Personnel to (i) compensation or benefits (including any severance payment or benefit) or any increase in compensation or benefits upon any termination of employment on or after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Employee Plans or Company Employee Agreements, or (iii) cause any Group Company to record additional compensation expense on its income statement with respect to any outstanding share option or other equity based award.

Section 3.12         Real Property; Title to Assets.

(a)          Section 3.12(a) of the Company Disclosure Schedule sets forth the address and description of each Owned Real Property, including the particulars and the issue date of the State-owned Land Use Certificate and Building Ownership Certificate for each Owned Real Property. Except as set forth in Section 3.12(a) of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the relevant Group Company has valid title to each Owned Real Property, free and clear of all Liens and encumbrances, except Permitted Encumbrances, (ii) no Group Company has leased or otherwise granted to any person the right to use or occupy such Owned Real Property or any portion thereof, (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein, and (iv) no Group Company is a party to any Contract, agreement or option to purchase any real property or interest therein.

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(b)          Section 3.12(b) of the Company Disclosure Schedule sets forth the address of each material Leased Real Property, and a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such material Leased Real Property (including the date and name of the parties to such Lease). Except as set forth in Section 3.12(b) of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect, (ii) the Group Companies’ possession and quiet enjoyment of the Leased Real Property in the current way under such Lease has not been disturbed and, to the Knowledge of the Company, there are no disputes with respect to such Lease, and (iii) neither any Group Company nor, to the Knowledge of the Company, any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease, (iv) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full, (v) no Group Company owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to such Lease, (vi) the other party to such Lease is not an Affiliate of, and otherwise does not have any economic interest in, any Group Company, (vii) the Group Companies have not subleased, licensed or otherwise granted any person the right to use or occupy such Leased Real Property or any portion thereof, (viii) no Group Company has collaterally assigned or granted any other security interest in such Lease or any interest therein, and (ix) there are no Liens on the estate or interest created by such Lease other than Permitted Encumbrances.

(c)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property) that are material to the business of the Company and its Subsidiaries taken as a whole, in each case free and clear of all Encumbrances, except Permitted Encumbrances.

Section 3.13         Intellectual Property.

To the Company’s Knowledge, the conduct of the business of each Group Company as currently conducted does not infringe upon or misappropriate the Intellectual Property rights or other proprietary rights, including rights of privacy, publicity and endorsement, of any Third Party, and no claim has been asserted to any Group Company that the conduct of the business of any Group Company as currently conducted infringes upon or may infringe upon or misappropriates the Intellectual Property rights of any Third Party. With respect to each item of Intellectual Property owned by any Group Company that is material to the business, financial condition or results of operations of the Group Companies taken as a whole (“Company Owned Intellectual Property”), such Group Company is the owner of the entire right, title and interest in and to such Company Owned Intellectual Property and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business. To the Company’s Knowledge, no Intellectual Property which is material to the business, financial condition or results of operations of the Group Companies has been revoked, invalidated or otherwise challenged or in disputes. The Company Owned Intellectual Property is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part, and to the Knowledge of the Company, no person is engaging in any activity that infringes upon the Company Owned Intellectual Property. With respect to each item of Intellectual Property licensed to any Group Company that is material to the business, financial condition or results of operations of the Group Companies taken as a whole (“Company Licensed Intellectual Property”), such Group Company has the right to use such Company Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property. Each license of the Company Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect, and to the Knowledge of the Company, no party to any license of the Company Licensed Intellectual Property is in breach thereof or default thereunder. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all registrations with and applications to any Governmental Authority in respect of the Company Owned Intellectual Property and the Company Licensed Intellectual Property necessary for the protection of such Intellectual Property rights under applicable Laws have been made, are valid and in full force and effect and are not subject to the payment of any Taxes or maintenance fees or the taking of any other actions by any of the Company or the Subsidiaries to maintain their validity or effectiveness. Neither the execution of this Agreement nor the consummation of any Transaction shall materially adversely affect any Group Company’s rights with respect to the Company Owned Intellectual Property or the Company Licensed Intellectual Property.

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Section 3.14         Taxes.

(a)          Each Group Company has timely filed all Tax returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings. All such Tax returns are true, accurate and complete. No taxing authority or agency is now asserting or, to the Knowledge of the Company, threatening to assert against any Group Company any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith. There are no pending or, to the Knowledge of the Company, threatened Actions for the assessment or collection of Taxes against any Group Company. Each Group Company has properly and timely withheld, collected and deposited all Taxes that are required to be withheld, collected and deposited under applicable Law. No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. The accruals and reserves for Taxes reflected in the 2015 Annual Report are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP. There are no Tax liens upon any shares, securities, equity interests, property or assets of any Group Company except liens for current Taxes not yet due. No Group Company is doing business in or engaged in a trade or business in any jurisdiction in which it has not filed all required Tax returns, and no notice or inquiry has been received from any jurisdiction in which Tax returns have not been filed by any Group Company to the effect that the filing of Tax returns may be required. No claim has ever been made by a Governmental Authority in a jurisdiction where any Group Company does not file Tax returns that such Group Company is or may be subject to taxation by that jurisdiction. All transactions between Group Companies have been conducted on an arm’s-length basis.

(b)          Neither the Company nor any Subsidiary takes the position for tax purposes that it is a “resident enterprise” of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation.

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(c)          Each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied with all requirements imposed by such Governmental Authorities. No submissions made to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates. No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the Company’s Knowledge threatened. The consummation of the Transactions shall not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments.

(d)          The prices and terms for the provision of any property or services among the Company and its Subsidiaries are arm’s length for purposes of the relevant transfer pricing Laws and have not been determined with a purpose to obtain any reduction in Taxes or other Tax benefit, and all related material documentation required by such Laws has been timely prepared or obtained and, if necessary, retained.

(e)          The Group Companies have complied with all statutory provisions, rules, regulations, orders and directions in respect of any value added or similar Tax on consumption including business Tax and withholding Tax on business Tax, have promptly and timely submitted accurate Tax returns with no intention to delay or defer any such Tax or Tax return, maintain full and accurate records, have never been subject to any interest, forfeiture, surcharge or penalty and are not a member of a group or consolidation with any other person for the purposes of value added taxation.

(f)          As of the date hereof, there is no concession, agreements (including agreements for the deferred payment of any Tax liability) or other formal or informal arrangement with any taxation authority relating to the Group Companies.

(g)          All Tax credits (including without limitation Tax refunds and rebates) and Tax holidays enjoyed by the Group Companies established under the Laws of the PRC under applicable Laws since its establishment have been in compliance with all applicable Laws and is not subject to reduction, revocation, cancellation or any other changes (including retroactive changes) in the future, except through change in applicable Laws published by relevant Governmental Authority. No Group Company has received any notice in relation to or is aware of any event that may result in repeal, cancellation, revocation, or return of any such Tax credits or Tax holidays.

(h)          The Tax rates, preferential Tax treatment and financial subsidies (if any) granted to each of the Group Companies established under the Laws of the PRC since their establishment (including, without limitation, Tax reduction, Tax rebates and Tax holidays) are consistent with PRC Laws and were granted by the applicable Government Authorities in compliance with the applicable PRC Law and procedures upon true and correct information supplied by or on behalf of such Group Companies.

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Section 3.15         No Secured Creditors; Solvency.

(a)          No Group Company has any secured creditors holding a fixed or floating security interest.

(b)          No Group Company has taken any steps to seek protection pursuant to any bankruptcy law, nor does the Company have any Knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any Knowledge of any fact which would reasonably lead a creditor to do so. Each Group Company and the Group Companies on a consolidated basis are not, as of the date hereof, and after giving effect to the Transactions to occur at the Closing will not be, Insolvent.

Section 3.16         Material Contracts.

(a)          Except for this Agreement, the Contracts listed in Section 3.16(a) of the Company Disclosure Schedule and the Contracts filed as exhibits to the Company SEC Reports filed with the SEC prior to the date of this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by any Contract (each, a “Material Contract”):

(i)          that is required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits to the Company’s most recently filed annual report on Form 20-F;

(ii)         relating to any credit, loan or facility arrangement, guarantee or other security arrangement, or Indebtedness (whether or not incurred, assumed, guaranteed or secured by any asset of any Group Company) in excess of US$1,000,000;

(iii)        that is a joint venture contract, a strategic cooperation or partnership arrangement (including a cooperation or long-term agency contract entered into at the corporate headquarters level with insurance companies), or other agreement involving a sharing of profits, losses, costs or liabilities by any Group Company, in each case, that is material to the business of the Group Companies taken as a whole;

(iv)        relating to the purchase or sale of any shares or securities of, or other equity interests in, any Group Company;

(v)         that limits, or purports to limit, the ability of any Group Company to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

(vi)        involving any directors, officers or shareholders of the Company holding more than 5% of the share capital of the Company, or any of their respective Affiliates (other than the Group Companies) or immediate family members; or

(vii)       that provides for any change of control or similar payments.

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(b)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding agreement, and no Group Company is in material breach or violation of, or default under, any Material Contract, subject to the Bankruptcy and Equity Exception; (ii) to the Company’s Knowledge, no Material Contract has been canceled by the other party; (iii) to the Company’s Knowledge, no other party is in material breach or violation of, or default under, any Material Contract; (iv) to the Company’s Knowledge, no Group Company has received any claim of material default under any such Material Contract and no fact or event exists that could give rise to any claim of material default under any Material Contract; and (v) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract. The Company has furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

Section 3.17         Environmental Matters.

Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Group Company is in compliance with all applicable Environmental Laws and has obtained and possess all material approvals, permits, licenses, filings and other authorizations currently required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect. To the Knowledge of the Company, no property currently or formerly owned or operated by any Group Company has been contaminated with or is releasing any Hazardous Substance in a manner that would reasonably be expected to require remediation or other action pursuant to any Environmental Law. As of the date hereof, no Group Company has received any notice, demand, letter, claim or request for information alleging that any Group Company is in violation of or liable under any Environmental Law. No Group Company is subject to any order, decree or injunction with any Governmental Authority or agreement with any Third Party concerning liability under any Environmental Law or relating to Hazardous Substances.

Section 3.18         Insurance.

Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, (i) the Group Companies maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Group Companies (taking into account the cost and availability of such insurance), including, but not limited to, directors and officers insurance, (ii) no Group Company has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost, and (iii) none of the Group Companies has received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies.

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Section 3.19         Interested Party Transactions.

Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, no director, officer or other affiliate of any Group Company, or any individual in such person’s immediate family (i) has or has had, directly or indirectly, an economic interest in any person that (1) has furnished or sold, or furnishes or sells, services or products that any Group Company furnishes or sells, or proposes to furnish or sell, or (2) is otherwise engaged in business as a competitor of any Group Company; (ii) has or has had, directly or indirectly, an economic interest in any person that purchases from or sells or furnishes to any Group Company any goods or services; (iii) has or has had, directly or indirectly, a beneficial interest in any Contract disclosed in Section 3.16(a) of the Company Disclosure Schedule; (iv) has or has had, directly or indirectly, any material contractual or other arrangement with any Group Company; (v) received any payment or other benefit from any Group Company (except for payments and benefits received in connection with such person’s employment in the ordinary course and in a manner consistent with past practice); (vi) filed or intends to file a cause of action or other claim against any Group Company; or (vii) advanced or owed any material amount to any Group Company; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 3.19. No Group Company has extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company.

Section 3.20         Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price,” “control share” or other similar Laws enacted under any Laws applicable to the Company other than the CICL (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

Section 3.21         Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.22         No Other Representations and Warranties.

Except for the representations and warranties contained in this Article III, neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, condition (financial or otherwise) or any information provided to Parent, Merger Sub or any of their respective affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing. Neither the Company nor any other person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of their respective affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article III.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01         Corporate Organization.

Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement.

Section 4.02         Memorandum and Articles of Association.

Parent has heretofore furnished to the Company a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended or modified as of the date hereof, of each of Parent and Merger Sub. Such memorandum and articles of association or equivalent organizational documents are in full force and effect as of the date hereof. Neither Parent nor Merger Sub is in material violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents.

Section 4.03         Authority Relative to This Agreement.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub and no vote of Parent’s shareholders are necessary to authorize this Agreement or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.04(b)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

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Section 4.04         No Conflict; Required Filings and Consents.

(a)          The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained and all filings and obligations described in Section 4.04(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(b)          The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for the filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder (including the filing of a Schedule 13E-3 and furnishing of the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and Proxy Statement to respond to comments of the SEC, if any, on such documents), (ii) for compliance with the rules and regulations of NASDAQ, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notice of the Merger in the Cayman Islands Government Gazette, in each case pursuant to the CICL, (iv) PRC Required Approvals, and (v) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not be expected to, individually or in the aggregate, prevent or materially delay consummation of the Transactions by Parent or Merger Sub.

Section 4.05         Capitalization.

(a)          The authorized share capital of Parent consists solely of 100,000,000,000 ordinary shares, par value of US$0.0000005 each. As of the date of this Agreement, one ordinary share of Parent was issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable. All of the issued and outstanding share capital of Parent will be, directly or indirectly, owned by Holdco immediately prior to the Closing. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than the Financing Documents and those incident to its formation and capitalization pursuant to this Agreement and the Transactions.

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(b)          The authorized share capital of Merger Sub consists solely of 100,000,000,000 ordinary shares, par value of US$0.0000005 each. As of the date of this Agreement, 2,000,000,000 ordinary shares of Merger Sub were issued and outstanding, which are duly authorized, validly issued, fully paid and non-assessable. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than the Financing Documents and those incident to its formation and capitalization and pursuant to this Agreement and the Transactions.

Section 4.06         Financing.

(a)          Parent has delivered to the Company true and complete copies of (i) an executed commitment letter from the financial institutions named therein (as the same may be amended or modified pursuant to Section 6.07, the “Debt Commitment Letter”), confirming their respective commitments, subject to the terms and conditions therein, to provide or cause to be provided the debt amounts set forth therein in connection with the Transactions (the “Debt Financing”), (ii) executed equity commitment letters from the Sponsors or their respective Affiliates (the “Equity Commitment Letters” and, together with the Debt Commitment Letter, the “Financing Documents”) pursuant to which each Sponsor or its Affiliate has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, equity securities of 北京五星融诚科技有限责任公司 (Beijing Wuxing Rongcheng Technology Ltd.), a limited liability company incorporated under the laws of PRC (“Holdco”), up to the aggregate amount set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”), and (iii) the Contribution Agreement pursuant to which, subject to the terms and conditions therein, the Rollover Shareholders have agreed to contribute certain Shares to Parent in exchange for newly issued shares in Parent immediately prior to the Effective Time. Parent has also delivered to the Company true and complete copies of all executed fee letters in connection with the Debt Financing (it being understood that any such fee letter provided to the Company may be redacted to omit the numerical fee amounts and other commercially sensitive terms provided therein) (such fee letters, the “Fee Letters”). The Equity Commitment Letters provide, and will continue to provide, that the Company is a third party beneficiary with respect to the provisions therein.

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(b)          As of the date hereof, (i) each of the Financing Documents is in full force and effect and is a legal, valid and binding obligation of Parent or Holdco (as applicable) (subject to the Bankruptcy and Equity Exception) and, to the Knowledge of Parent, the other parties thereto (subject to the Bankruptcy and Equity Exception), (ii) none of the Financing Documents has been amended or modified (other than as permitted by Section 6.07 or this Section 4.06), (iii) the respective commitments contained in the Financing Documents have not been withdrawn or rescinded in any material respect, and (iv) no event has occurred that (with or without notice, lapse of time, or both) would be reasonably expected to constitute a breach or default under the Financing by Parent or Merger Sub and, to the Knowledge of Parent, by the other parties thereto, that would excuse or permit the financing sources to refuse to fund their respective obligations under the Financing to which each is a party. Assuming (1) the Financing is funded in accordance with the Financing Documents, and (2) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Sections 7.01 and 7.02 or the waiver of such conditions, Parent and Merger Sub will have available to them, as of or immediately after the Effective Time, all funds sufficient for Merger Sub and the Surviving Company to pay (A) the Merger Consideration, and (B) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The obligations of the financing sources to fund the commitments under the Financing are not subject to any contractual conditions other than as set forth in the Financing, and the subscription agreements or similar agreement (if any) in connection with the Equity Financing will not contain any additional condition to which any Guarantor’s obligation to fund its Equity Financing under its Equity Financing is subject. The Financing Documents contain all of the conditions precedent (or, where applicable, refers to customary conditions precedent for a transaction of the nature contemplated by the Financing Documents) to the obligations of the parties thereunder to make the Financing available to Parent or Merger Sub on the terms and conditions therein. As of the date hereof, assuming the satisfaction of the conditions precedent set forth in this Article IV, subject to the accuracy of the representations and warranties of the Company set forth in Article III hereof, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent and Merger Sub at the time required to consummate the Transactions. Parent and Merger Sub have fully paid any and all commitment fees or other fees that have been incurred and are due and payable in connection with the Financing prior to the execution of this Agreement and will pay when due all other fees arising under the Financing as and when they become due and payable thereunder. Except as set forth in the Financing Documents and the Fee Letters or any customary engagement letter and nondisclosure agreements that do not impact the conditionality, availability or amount of the Financing, there are no side letters or other oral or written Contracts to which Parent, Merger Sub or any of their respective affiliates is a party that impose conditions to the funding or investing, as applicable, of the full amount of the Financing.

Section 4.07         Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.08         Guaranties.

Concurrently with the execution of this Agreement, Parent has caused each of the Guarantors to deliver to the Company a duly executed Guaranty. Assuming the due authorization, execution and delivery by the Company, each Guaranty is in full force and effect and is a legal, valid and binding obligation of the Guarantor or its Affiliate that executed it, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under the Guaranty.

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Section 4.09         Proxy Statement.

None of the information provided by Parent or Merger Sub with respect to itself or its Affiliates or Representatives for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto to the shareholders of the Company and (ii) at the time of the Shareholders’ Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.10         Absence of Litigation.

There is no Action pending or, to the Knowledge of Parent and Merger Sub, threatened against Parent, Merger Sub or any of their respective Affiliates before any Governmental Authority. Neither Parent nor Merger Sub nor any of their Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of Parent and Merger Sub, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except as would not, individually or in the aggregate, prevent or materially delay consummation of the Transaction by Parent or Merger Sub.

Section 4.11         Ownership of Company Shares.

As of the date hereof, other than as a result of this Agreement, the Contribution Agreement and the Voting Agreement, neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire any Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company.

Section 4.12         Independent Investigation.

Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and Subsidiaries of the Company, which investigation, review, and analysis were performed by Parent and Merger Sub, their respective affiliates and Representatives. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, the Subsidiaries of the Company or their respective Representatives (except the representations, warranties, covenants and agreements of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

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Section 4.13         Buyer Group Contracts.

Parent has delivered to the Company a true, correct and complete copy of each of the Buyer Group Contracts. As of the date hereof, other than the Buyer Group Contracts and any documents or agreements with respect to the shareholder arrangements of Parent (or any equity holder of Parent), there are (a) no side letters or other contracts (whether oral or written) with respect to the securities of the Company between two or more of the following persons: each of the Rollover Shareholders, Parent, Merger Sub, Guarantor or any of their respective affiliates (excluding any agreements among any one or more of the foregoing solely relating to the Surviving Company following the Effective Time), and (b) no contracts (whether oral or written) between Parent, Merger Sub or any of their affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders, in their capacities as such, on the other hand, that relate in any way to the Transactions.

Section 4.14         Non-reliance on Company Estimates.

The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and the Company Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that each of Parent and Merger Sub are taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither of Parent nor Merger Sub is replying on any estimates, projections, forecasts, plans or budgets furnished by the Company, the Subsidiaries of the Company or their respective affiliates and Representatives, and each of Parent and Merger Sub shall not, and shall cause its affiliates and their respective Representatives not to, hold any such person liable with respect thereto.

Section 4.15         No Other Representations and Warranties.

Except for the representations and warranties made by Parent and Merger Sub contained in this Article IV, neither Parent nor Merger Sub nor any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, operations, condition (financial or otherwise) or any information provided to the Company or any of its affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and the Company acknowledges the foregoing.

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ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01         Conduct of Business by the Company Pending the Merger.

The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, except as set forth in Section 5.01 of the Company Disclosure Schedule or as expressly contemplated by any other provision of this Agreement or required by applicable Law, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall use its commercially reasonable efforts to (i) conduct the businesses of the Group Companies in a lawfully permitted manner in the ordinary course of business and consistent with past practice in all material respects; and (ii) preserve substantially intact the business organization of the Group Companies, in all material respects, to keep available the services of the current officers and key employees of the Group Companies and maintain the current relationships of the Group Companies with existing customers, suppliers and other persons with which any Group Company has material business relations as of the date hereof.

Without limiting the generality of the foregoing paragraph, except as set forth in Section 5.01 of the Company Disclosure Schedule, no Group Company shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)          amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b)          issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of shares of any Group Company (other than in connection with the exercise of any Company Equity Awards in accordance with the applicable Share Incentive Plans or Warrant Agreements), or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any other ownership interest (including, without limitation, any phantom interest), of any Group Company, or (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value in excess of US$10,000,000, except in the ordinary course of business and in a manner consistent with past practice;

(c)          declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries consistent with past practice);

(d)          reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares;

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(e)          effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving any Group Company, or create any new Subsidiaries;

(f)          (i) (A) acquire (including, by merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or any other business combination) any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$20,000,000 in any transaction or related series of transactions, or (B) make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof in excess of US$20,000,000 (in each case, other than in the ordinary course of business or pursuant to Contracts in existence on the date hereof and on the terms in effect on the date hereof); (ii) incur, assume, alter, amend or modify any Indebtedness in excess of US$10,000,000 individually or US$20,000,000 in the aggregate, or guarantee such Indebtedness, or issue any debt securities or make any loans or advances in excess of US$10,000,000 individually or US$20,000,000 in the aggregate; (iii) create or grant any Lien on any assets of any Group Company; or (iv) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$10,000,000 or capital expenditures which are, in the aggregate, in excess of US$20,000,000 for the Group Companies taken as a whole;

(g)          Except (i) to the extent required under any Share Incentive Plan or Material Contract as effective on the date hereof, (ii) in the ordinary course of business and in a manner consistent with past practice, and (iii) as otherwise required by applicable Law, (i) enter into any new employment or compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any director or officer of any Group Company (other than the hiring or termination of officers with aggregate annual compensation of less than US$500,000), (ii) grant or provide any severance or termination payment or benefit to any director or officer of any Group Company in an amount exceeding US$500,000, (iii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director or officer of any Group Company other than pursuant to Contracts currently in existence, (iv) establish, adopt, amend or terminate any Company Employee Plan or amend the terms of any outstanding Company Equity Awards, (v) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under the Company Employee Plan, or (vi) forgive any loans to directors or officers of any Group Company;

(h)          issue or grant any Company Equity Award to any person under any Share Incentive Plan;

(i)           make any changes with respect to any credit practice, method of financial accounting, or financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in GAAP;

(j)           pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities or obligations as they become due in the ordinary course of business and consistent with past practice;

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(k)          except in the ordinary course of business, enter into, amend, modify or consent to the termination of any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof), or amend, waive, modify or consent to the termination of any Group Company’s material rights thereunder;

(l)           enter into any Contract between a Group Company, on the one hand, and any of its Affiliates, officers, directors or employees (other than the Group Companies), on the other hand, in each case required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act;

(m)         terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

(n)          commence any Action, or settle, release, waive or compromise any pending or threatened Action of or against the Company or any of the Company Subsidiaries, in each case (i) for an amount in excess of US$10,000,000 in the aggregate, or (ii) that is brought by or on behalf of any current, former or purported holder of any share capital or debt securities of the Company or any Subsidiary relating to the Transactions;

(o)          permit any item of Company Owned Intellectual Property to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every item of Company Owned Intellectual Property;

(p)          fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(q)          enter into, or propose to enter into, any transaction involving any earn-out, installment or similar payment payable by any Group Company, to any Third Party, other than payments in connection with purchases of vehicles, plant, equipment, supplies or computers in the ordinary course of business, with a maximum potential earn-out, installment or similar payment that, as reasonably estimated by the Company, individually, could reasonably be expected to result in payments by any Group Company of more than US$10,000,000, to any Third Party;

(r)           engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(s)          make or change any material Tax election, materially amend any Tax return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting; or

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(t)           announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01         Proxy Statement and Schedule 13E-3.

Promptly following the date of this Agreement, the Company, with the assistance of Parent and Merger Sub, shall prepare a proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company including a notice convening the Shareholders’ Meeting in accordance with the Company’s memorandum and articles of association (such proxy statement and notice, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Schedule 13E-3. The Company, Parent and Merger Sub shall use their reasonable efforts to cause the initial Schedule 13E-3 to be filed with the SEC (with the initial Proxy Statement filed as an exhibit) as soon as reasonably practicable after the date of this Agreement. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Schedule 13E-3 will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to Schedule 13E-3. Each of the Company, Parent and Merger Sub shall furnish all information concerning such party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and Schedule 13E-3. The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to Schedule 13E-3 and shall provide Parent with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing or mailing the Proxy Statement and Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub a reasonable period of time to review and comment on such document or response, and (ii) shall have considered in good faith comments reasonably proposed by Parent and Merger Sub. If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement and Schedule 13E-3 so that the Proxy Statement and Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and the Company shall file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate to the shareholders of the Company. Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 6.04 hereof, in connection with any disclosure regarding a Change in the Company Recommendation, the Company shall not be required to provide Parent the opportunity to review or comment on (or include comments proposed by Parent in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure. In the event a Change in the Company Recommendation shall have been effected in accordance with Section 6.04 hereof, the Company’s obligations under this Section 6.01 shall cease.

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Section 6.02         Company Shareholders’ Meeting.

(a)          The Company shall, promptly after the SEC confirms that it has no further comments on the Schedule 13E-3, unless there has been a Change in the Company Recommendation in accordance with this Agreement, (i) establish a record date for determining shareholders of the Company entitled to vote at the shareholders’ meeting, and shall not change such Record Date or establish a different record date for the Shareholders’ Meeting without the prior written consent of Parent, unless required to do so by applicable Laws, (ii) mail or cause to be mailed promptly thereafter the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K), including Shares represented by ADSs, as of the record date established for the shareholders’ meeting, which meeting the Company shall duly convene and cause to occur within forty (40) days following the mailing of the Proxy Statement (the “Shareholders’ Meeting”), for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger and the Transactions, and (iii) instruct the Depositary to (1) fix the record date established by the Company for the Shareholders’ Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), (2) provide all proxy solicitation materials to all Record ADS Holders, and (3) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Subject to the Company’s right under Section 6.04 hereof to effect a Change in the Company Recommendation, without the consent of Parent, approval of this Agreement is the only matter (other than procedural matters) that shall be proposed to be acted upon by the shareholders of the Company at the Shareholders’ Meeting.

(b)          Subject to Section 6.04(c), the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement. Without limiting the generality of the foregoing sentence, the Company agrees that its obligations pursuant to this Section 6.02 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Competing Transaction. Subject to the Company’s right under Section 6.04 hereof to effect a Change in the Company Recommendation, the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and shall take all other action necessary or advisable to secure the Requisite Company Vote. Notwithstanding anything to the contrary in this Agreement, in the event that the Company shall have effected a Change in the Company Recommendation in accordance with Section 6.04, the Company shall have the right not to submit this Agreement, the Plan of Merger and the Transactions to the holders of Shares for the approval at, and shall have the right not to hold, the Shareholders’ Meeting. For the avoidance of doubt, unless there has been a Change in the Company Recommendation in accordance with this Agreement, the Company's obligations pursuant to this Section 6.02 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Competing Transaction.

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Section 6.03         Access to Information.

(a)          From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreements, the Company shall (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request, and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation; provided, in each case, that the Company shall not be required to provide access to or furnish any information if doing so would (x) give any Third Party the right to terminate, or accelerate the rights under, any Contract, provided that at the request of Parent, the Company shall use its reasonable best efforts to obtain a waiver from such Third Party, (y) violate any applicable Law, or (z) cause any Group Company, upon advice of outside legal counsel, to waive any privilege with respect to such information; provided that the Company shall take all commercially reasonable steps to permit inspection of or to disclose such information on a basis that does not waive such Group Company’s privilege with respect thereto, including, without limitation, by means of a joint interest or defense agreement.

(b)          No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

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Section 6.04         No Solicitation of Transactions.

(a)          The Company agrees that neither it nor any of its Subsidiaries will, and that it will cause its and its Subsidiaries’ Representatives (including, without limitation, any investment banker, attorney or accountant retained by any Group Company), not to, in each case, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or could reasonably be expected to lead to, any Competing Transaction, or (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information to, any person (other than Parent, Merger Sub, or any designees thereof) in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, or (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or Contract or commitment contemplating or otherwise relating to any Competing Transaction (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.04(b)) (an “Alternative Acquisition Agreement”), or (iv) authorize or permit any Representative of the Company or any of its Subsidiaries to take any action set forth in clauses (i) - (iii) of this Section 6.04, and the Company shall not release any Third Party from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party (in each case, other than to the extent expressly permitted pursuant to Section 6.04(b) - (e)). The Company shall notify Parent as promptly as practicable (and in any event within 24 hours after the Company has Knowledge thereof), orally and in writing, of any proposal or offer, or any inquiry or contact with any person, regarding a Competing Transaction or that would reasonably be expected to lead to a Competing Transaction, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, (y) the identity of the party making such proposal or offer or inquiry or contact, and (z) whether the Company has any intention to provide confidential information to such person. The Company shall keep Parent informed, on a reasonably current basis (and in any event within twenty-four (24) hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall (1) promptly notify Parent orally and in writing if it determines to initiate actions concerning a proposal, offer, inquiry, contact or request, in each case as permitted by this Section 6.04, and (2) provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, is reasonably expected to consider any Competing Transaction. The Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party which prohibits the Company from providing such information to Parent, or release any Third Party from, or waive any provision of, any confidentiality or standstill agreement in connection with a Competing Transaction, other than as expressed permitted under this Section 6.04.

(b)          Notwithstanding anything to the contrary in this Section 6.04, the Company Board may furnish information to, and enter into discussions with, a person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction (provided that such bona fide proposal or offer shall not have been obtained in violation of Section 6.04(a) and the Company shall have complied with the requirements of Section 6.04(a) with respect to such proposal or offer), and the Company Board has (i) determined, in its good faith judgment upon the unanimous recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and independent legal counsel), that such proposal or offer constitutes a Superior Proposal, (ii) determined, in its good faith judgment upon the unanimous recommendation of the Special Committee (upon advice by independent legal counsel), that in light of such Superior Proposal, failure to furnish such information or enter into discussions would reasonably be expected to be inconsistent its fiduciary obligations to the Company and its shareholders under applicable Law, (iii) provided written notice to Parent of its intent to furnish information or enter into discussions with such person within two (2) Business Days prior to taking of any such action, (iv) obtained from such person an Acceptable Confidentiality Agreements (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement); provided that the Company shall concurrently make available to Parent any material information concerning the Company and the Subsidiaries that is provided to any such person and that was not previously made available to Parent or its Representatives, and (v) engage or participate through the Special Committee in any discussions or negotiations with the Person or group of Persons who has made a proposal or offer for such Competing Transaction.

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(c)          Except as set forth in this Section 6.04(d) and Section 6.04(e), neither the Company Board nor any committee thereof shall (i) change, withhold, withdraw, qualify or modify, or propose to change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, or fail to include in the Proxy Statement such Company Recommendation, (ii) authorize, approve, recommend, declare advisable, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Competing Transaction, (iii) if a tender offer or exchange offer for 20% or more of any class of equity securities of the Company, or a tender offer or exchange offer that would otherwise constitute a Competing Transaction, is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company shareholders, or (iv) cause or permit the Company or any of its Subsidiaries to enter any Alternative Acquisition Agreement, or (v) adopt, approve, endorse or recommend, or propose (publicly or otherwise) to adopt, approve, endorse or recommend any Competing Transaction; provided that a “stop, look and listen” communication by the Company Board or the Special Committee pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication with respect to a Competing Transaction, which did not result from any breach of this Section 6.04(c) shall not be deemed to be a Change in the Company Recommendation (any of such actions described in the foregoing clauses (i), (ii), (iii), (iv) or (v), a “Change in the Company Recommendation”).

(d)          Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement and at any time prior to the time of the Shareholders’ Meeting, the Company Board may, upon the unanimous recommendation of the Special Committee, (x) in response to an Intervening Event, effect a Change in the Company Recommendation or, (y) if the Company has received an unsolicited, bona fide written proposal or offer for a Competing Transaction, and the Special Committee determines, in its good faith judgment, based on the information then available and upon advice by a financial advisor who shall be an internationally recognized investment banking firm and outside legal counsel, that such proposal or offer constitutes a Superior Proposal, (i) the Company Board may effect a Change in the Company Recommendation with respect to such Superior Proposal and/or (ii) with respect to a Superior Proposal, authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, if and only if:

(i)          the Company shall have complied with the requirements of Sections 6.04(a) and 6.04(b);

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(ii)         (A) with respect to a Change in the Company Recommendation in response to an Intervening Event, the Company Board (upon unanimous recommendation of the Special Committee) determines in good faith, after consultation with outside legal counsel, that failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Laws, or (B) with respect to a Change in the Company Recommendation or a termination of this Agreement to enter into an Alternative Acquisition Agreement with respect to a bona fide written proposal or offer for such Competing Transaction that did not result from a breach of this Section 6.04, the Company Board (upon unanimous recommendation of the Special Committee) determines in good faith that such Competing Transaction constitutes a Superior Proposal and (after consultation with outside legal counsel) failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Laws;

(iii)        prior to effecting a Change in the Company Recommendation in accordance with Section 6.04(d), the Company shall have complied with the requirements of Section 6.04(a) and Section 6.04(b) and shall have provided prior written notice to Parent at least five (5) Business Days in advance (the “Notice Period”) advising Parent in reasonable detail that (A) the material circumstances of such Intervening Event or (B) the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, as the case may be, and indicating that absent modifications or adjustments to this Agreement and the Financing Documents the Company Board intends to effect a Change in the Company Recommendation and the manner in which it intends (or may intend) to do so, it being understood that such notice or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation, or that an Intervening Event exists;

(iv)        prior to effecting a Change in the Company Recommendation in accordance with Section 6.04(d), the Company Board has negotiated with and caused its financial and legal advisors to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Financing Documents, so that such Third Party proposal or offer would cease to constitute a Superior Proposal or so that a failure to effect a Change in the Company Recommendation would no longer be inconsistent with its fiduciary obligations under applicable Laws, as the case may be, and consider in good faith any modifications or adjustments regarding this Agreement and the Financing Documents proposed by Parent; provided that any material modifications to such Third Party proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04; and

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(v)         following the end of the Notice Period (and any renewed period thereof), the Special Committee shall have unanimously determined in good faith (after consultation with a financial advisor who shall be an internationally recognized investment banking firm and outside legal counsel, as applicable) that (A) with respect to the actions described in Section 6.04(d)(x), after consultation with outside counsel, that it would continue to be inconsistent with the directors’ fiduciary duties under applicable Law not to effect a Change in the Company Recommendation, or (B) with respect to the actions described in Section 6.04(d)(y), after considering the terms of any modifications or adjustments to this Agreement and the Financing Documents proposed by Parent, such Competing Transaction continues to constitute a Superior Proposal and (after consultation with outside counsel) it would continue to be inconsistent with the directors’ fiduciary duties under applicable Law not to effect a Change in the Company Recommendation, in each case, if such changes offered in writing by Parent in a definitive agreement were given effect.

(e)          Nothing contained in this Section 6.04 shall be deemed to prohibit the Company or the Company Board (or the Special Committee) from complying with its disclosure obligations under applicable Laws, including U.S. federal Law, with regard to a Competing Transaction, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to shareholders); provided that any such disclosure (other than a statement that the Company Board or the Special Committee has received and is currently evaluating such Competing Transaction and/or describing the operation of this Agreement with respect thereto, or a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change in the Company Recommendation unless the Company Board expressly publicly reaffirms the Company Recommendation substantially concurrently with such disclosure.

(f)          A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue, operating income or EBITDA of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the total revenue, operating income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of the Company; (v) any solicitation in opposition to authorization and approval of this Agreement, the Plan of Merger and the Transactions by the Company’s shareholders; or (vi) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or delay any of the Transactions.

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(g)          A “Superior Proposal” means an unsolicited, written, bona fide offer made by a Third Party to consummate any of the following transactions: (i) a merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation or other similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction would hold less than one-third (1/3) of the equity interest in the surviving or resulting entity of such transaction; or (ii) the acquisition by any person or group (including by means of a tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving the Company), directly or indirectly, of ownership of 100% of the then outstanding shares of the Company, in each case on terms (including conditions to consummation of the contemplated transaction) that the Company Board determines, in its good faith judgment upon the unanimous recommendation of the Special Committee (after (x) consultation with a financial advisor of internationally recognized reputation and independent legal counsel, and (y) taking into consideration, among other things, all of the terms and conditions, including all legal, financial, regulatory and other aspects, of such offer and this Agreement (in each case taking into account any revisions to this Agreement and the Financing Documents made or proposed in writing by Parent pursuant to Section 6.04(c) or otherwise prior to the time of determination), including financing, regulatory approvals, shareholder litigation, identity of the person or group making the offer, breakup or termination fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation and other relevant events and circumstances), to be more favorable to the Company shareholders (other than Parent and its Affiliates) than the Merger; provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if (1) the offer is conditional upon any due diligence review or investigation of the Company or any of the Subsidiaries by the Third Party, (2) any financing required to consummate the transaction contemplated by such offer is not then fully committed to the Third Party and non-contingent, (3) the consummation of the transaction contemplated by such offer is conditional upon the obtaining and/or funding of such financing, (4) the transaction contemplated by such offer is not reasonably capable of being completed on the terms proposed without unreasonable delay, or (5) the offer includes termination rights of the Third Party on terms less favorable to the Company than the terms set forth in this Agreement.

Section 6.05         Directors’ and Officers’ Indemnification and Insurance.

(a)          The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law.

(b)          The Surviving Company shall maintain in effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”); provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable, and provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (which premiums the Company represents and warrants to be US$94,591.65 in the aggregate). In addition, the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Company under this Section 6.05(b) shall terminate.

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(c)          Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Company shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the CICL or any other applicable Law, including the approval of this Agreement, the Transactions or arising out of or pertaining to the Transactions; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any Subsidiary if such service was at the request or for the benefit of the Company or any of its Subsidiaries; provided that, in the case of each of (i) and (ii), such person (x) acted in good faith and in a manner he or she reasonably believed to be in the best interests of the Company or the relevant Subsidiary, and (y) shall have complied with the provisions of Section 6.05(d).

(d)          In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(e)          The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05.

(f)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

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Section 6.06         Notification of Certain Matters.

From and after the date hereof until the earlier to occur of the Effective Time or termination of this Agreement in accordance with this Agreement, each of the Company and Parent shall promptly notify the other in writing of:

(a)          any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)          any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)          any Actions commenced or, to the Knowledge of the Company or the Knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such person pursuant to any of such person’s representations and warranties contained herein, or that relate to such person’s ability to consummate the Transactions; and

(d)          if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such person set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 7.01, 7.02 and 7.03 not to be satisfied;

(e)          together, in each case, with a copy of any such notice, communication or Action; provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that failure to give prompt notice pursuant to this Section 6.06 shall not constitute a failure of a condition set forth in Article VII except to the extent that the underlying fact or circumstance, the occurrence or non-occurrence of the event, or failure to comply with or satisfy any covenant, condition or agreement not so notified would, standing alone, constitute such a failure.

Section 6.07         Financing.

(a)          Subject to the terms and conditions of this Agreement, Parent shall use its commercially reasonable best efforts to arrange the Financing on the terms and conditions described in the Financing Documents; provided that Parent and Merger Sub may amend or modify the Financing Documents, and/or elect to replace all or any portion of the Debt Financing and/or Equity Financing with alternative debt and/or equity financing on terms and conditions not materially less favorable, in the aggregate, from the standpoint of the Company than the terms and conditions as set forth in the Financing Documents as in effect on the date hereof (the “Alternative Financing”), in each case so long as the aggregate proceeds of the Financing (as amended or modified) and/or any Alternative Financing, when added to the Deposited Available Cash, will be sufficient for Merger Sub and the Surviving Company to pay (i) the Merger Consideration, and (ii) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby. The Company acknowledges and agrees that Parent and Merger Sub shall have the right to apply any amount of the Available Cash towards payment of the Exchange Fund and shall cooperate with Parent and Merger Sub to deposit such Available Cash with the Paying Agent in the Exchange Fund immediately prior to the Effective Time; provided that in no event shall such use of the Available Cash render any Group Company or the Group Companies on a consolidated basis to be Insolvent immediately after the Closing.

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(b)          The Company agrees to provide, and shall cause each of its Subsidiaries and each of their respective Representatives to provide to Parent and Merger Sub, all reasonable cooperation as may be requested by Parent or its Representatives in connection with the Debt Financing and/or Alternative Financing and the Transactions, including, without limitation, (i) participation in meetings, presentations, due diligence sessions, road shows, sessions with rating agencies and other meetings, including arranging for reasonable direct contact between senior management, representatives and advisors of the Company with representatives of Parent and its Debt Financing and/or Alternative Financing sources, (ii) assisting in the preparation of offering memoranda, private placement memoranda, bank information memoranda, prospectuses, rating agency presentations and similar documents reasonably requested by Parent or its representatives in connection with the Debt Financing and/or Alternative Financing (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and/or Alternative Financing and delivery of one or more customary representation letters), (iii) as promptly as practicable, furnishing Parent and its Debt Financing and/or Alternative Financing sources with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent and its Debt Financing and/or Alternative Financing sources but subject to customary confidentiality undertakings reasonably acceptable to the Company, (iv) cooperating with advisors, consultants and accountants of Parent or its Debt Financing and/or Alternative Financing sources with respect to the conduct of any examination, appraisal or review of the financial condition or any of the assets or liabilities of the Company or any Subsidiary, including for the purpose of establishing collateral eligibility and values, (v) obtaining legal opinions from the Company’s legal counsel and facilitating the securing or pledging of collateral and executing and delivering any pledge and security documents, commitment letters, underwriting or placement agreements or other definitive financing documents, (vi) taking all actions reasonably necessary to (1) permit the prospective lenders involved in the Debt Financing and/or any Alternative Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (2) establishing bank and other accounts, blocked account agreements and lock box arrangements in connection with the foregoing, (vii) entering into one or more credit or other agreements on terms satisfactory to Parent in connection with the Debt Financing and/or any Alternative Financing immediately prior to the Effective Time, (viii) furnishing Parent, Merger Sub and its Representatives promptly with all documentation and other information required with respect to the Debt Financing and/or any Alternative Financing under applicable “know your customer” and anti-money laundering rules and regulations but subject to customary confidentiality undertakings reasonably acceptable to the Company, (ix) using reasonable best efforts to obtain any necessary rating agencies’ confirmation or approval of the Debt Financing and/or Alternative Financing, and (x) taking all corporate actions reasonably necessary to permit the consummation of the Debt Financing and/or Alternative Financing, including without limitations the execution and delivery of any other certificates, instruments or documents, and to permit the proceeds thereof, together with cash at the Group Companies, to be made available to the Company on the Closing Date to consummate the Merger. Nothing in this Section 6.07(b) shall require such cooperation to the extent it would require any Group Company to (i) to pay any commitment or other similar fee prior to the Effective Time, (ii) to incur any expense unless such expense is or will be reimbursed by Parent (it being understood, however, the Company shall bear all costs and expenses of its annual audit), or (iii) to take, or commit to taking, any action that is not contingent upon the Closing or would subject it to actual or potential liability prior to the Effective Time. Parent shall, promptly upon request by the Company, reimburse (or cause the applicable borrowers to reimburse) the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.07(b) and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the Debt Financing or Alternative Financing and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except in the event such liabilities or losses arose out of or resulted from fraud, gross negligence, recklessness or willful misconduct of the Company, its Subsidiaries or any of their respective Representatives. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not reasonably likely to harm or disparage the Company of any of its Subsidiaries.

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Section 6.08         Further Action; Reasonable Best Efforts.

(a)          Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including, without limitation, (1) notifying the other parties promptly of any communication (whether verbal or written) it or any of its affiliates receives from any Governmental Authority in connection with such filings or submissions, (2) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority, and (3) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, taking any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions, including, without limitation, committing to and effecting, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its assets, properties or businesses; provided, that the Company shall not agree to take any such steps (including any hold separate, restructuring, reorganization, sale, divestiture or disposition) without the prior written consent of Parent; provided further, that none of Parent, Merger Sub or any of their Affiliates shall be required to hold separate, restructure, reorganize, sell, divest, dispose of, or otherwise take or commit to any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

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(b)          Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective subsidiaries to any Third Party and/or any Governmental Authority in connection with the Transactions.

Section 6.09         Obligations of Merger Sub.

Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.10         Participation in Litigation.

Prior to the Effective Time, (a) each party shall give prompt notice to the other party of any Actions commenced or, to the Knowledge of such party, threatened, against such party and/or its directors which relate to this Agreement or the Transactions, and (b) the Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled or compromised, and the Company shall not take any action to adversely affect or prejudice any such Action, without Parent’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

Section 6.11         Resignations.

To the extent requested by Parent in writing at least three (3) business days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent, which shall include a waiver in customary form of any claims against any Group Company.

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Section 6.12         Public Announcements.

Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation. Notwithstanding the foregoing, the restrictions set forth in this Section 6.12 shall not apply to any release or announcement made or proposed to be made by the Company with respect to a Change in the Company Recommendation by the Company Board or the Special Committee pursuant to this Agreement.

Section 6.13         Stock Exchange Delisting.

Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Company from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.14         Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Transactions.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01         Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

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(a)          Shareholder Approval. This Agreement, the Plan of Merger and the Transactions shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b)          No Injunction. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, award, injunction, decree or executive order (an “Order”) which is then in effect or is pending, proposed or threatened and has or would have the effect of making the Merger illegal or otherwise prohibiting the consummation of the Transactions.

Section 7.02         Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)          Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Sections 3.03 and 3.04, the representations and warranties of the Company contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality or Company Material Adverse Effect) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; and (ii) the representations and warranties set forth in Sections 3.03 and 3.04 shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time, in each case, interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) or “Company Material Adverse Effect” set forth therein (except, with respect to Section 3.03, for de minimis inaccuracies).

(b)          Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)          Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

(d)          Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement.

(e)          Dissenting Shareholders. The holders of no more than twenty percent (20%) of the Shares shall have validly served and not withdrawn a written objection under Section 238(2) of the CICL.

(f)          Regulatory Approvals. All PRC Required Approvals shall have been obtained and be in full force and effect.

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Section 7.03         Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent the consummation of any of the Transactions.

(b)          Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)          Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

Section 7.04         Frustration of Closing Conditions.

Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01         Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (in the case of the Company, acting upon the unanimous recommendation of the Special Committee).

Section 8.02         Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (upon the unanimous approval of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a)          the Merger shall not have been consummated on or before the date falling nine months from the date of this Agreement (the “Termination Date”); or

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(b)          any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order which has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Transactions;

(c)          the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment or postponement thereof;

provided that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a cause of, or resulted in, the failure of applicable condition(s) being satisfied; or

Section 8.03         Termination by the Company.

This Agreement may be terminated by the Company (upon the unanimous approval of the Special Committee), if:

(a)          a breach or failure in any material respect of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement, shall have occurred, which breach or failure would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and as a result of such breach or failure, such condition would not be capable of being satisfied prior to the Termination Date; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in material breach of any representations, warranties or covenants hereunder;

(b)          all the conditions set forth in Section 7.01 and Section 7.02 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and Parent and Merger Sub have not received the proceeds of the Debt Financing, the Equity Financing or the Alternative Financing, as the case may be (other than as a result of the failure of the Company to timely satisfy its obligations under Section 6.07) on or prior to the date the Closing should have occurred pursuant to Section 1.02; provided that the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the Closing during such period at least three (3) Business Day prior to such termination;

(c)          prior to the receipt of the Requisite Company Vote, (i) the Company Board has, upon the unanimous recommendation of the Special Committee, authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and (ii) the Company concurrently with the termination of this Agreement enters into an Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has complied with the requirements of Section 6.04 and in all respects with the requirements of Section 8.06(a); or

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(d)          prior to obtaining the Requisite Company Vote, if the Company Board has, acting upon the unanimous recommendation of the Special Committee, effected a Change in the Company Recommendation in accordance with Section 6.04(d); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(d) unless the Company has complied with the requirements of Section 6.04 and in all respects with the requirements of Section 8.06(a).

Section 8.04         Termination by Parent.

This Agreement may be terminated by Parent, if:

(a)          a breach or failure in any material respect of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and as a result of such breach or failure, such condition would not be capable of being satisfied prior to the Termination Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in material breach of any representations, warranties or covenants hereunder; or

(b)          a Company Triggering Event shall have occurred.

Section 8.05         Effect of Termination.

In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto; provided, however, that the terms of Section 6.12, Article VIII and Article IX shall survive any termination of this Agreement.

Section 8.06         Termination Fee.

(a)          The Company will pay, or cause to be paid, to one or more designees of Parent (i) an amount equal to US$5,000,000 (the “Tier I Company Termination Fee”) if this Agreement is terminated (1) by Parent pursuant to Section 8.04(a); or (2) by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c), and within twelve (12) months after such termination the Company or any of its Subsidiaries enters any definitive agreements in connection with any Competing Transaction (provided that for purposes of this Section 8.06(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “one-third (1/3)”), and (ii) an amount equal to US$6,666,667 (the “Tier II Company Termination Fee”; collectively with the Tier I Company Termination Fee, the “Company Termination Fee”) if this Agreement is terminated by Parent pursuant to Section 8.04(b), or by the Company pursuant to Section 8.03(c) or Section 8.03(d). The Company Termination Fee shall be paid, in the case of termination pursuant to clauses (i)(1) and (ii) above, at or prior to the time of such termination, and, in the case of termination pursuant to clause (i)(2) above as promptly as possible (but in any event within two (2) Business Days following the entry by the Company or its Subsidiary into the definitive agreements in connection with the Competing Transaction).

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(b)          Parent will pay, or cause to be paid, to the Company an amount equal to US$10,000,000 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(a) or 8.03(b), such payment to be made as promptly as possible (but in any event within five (5) Business Days) following such termination. In addition, in the event that this Agreement is validly terminated in by either the Company or Parent in accordance with Section 8.02(a) and the condition set forth in Section 7.02(e) has not been satisfied by the Termination Date, Parent will pay, or cause to be paid, to the Company an amount equal to US$2,000,000, such payment to be made promptly (but in any event no later than five (5) Business Days) following such termination.

(c)          In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate as published in the Wall Street Journal Table of Money Rates on such date plus 1.00%. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(d)          Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

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(e)          Notwithstanding anything to the contrary in this Agreement but subject to Section 9.07, in the event that Parent or Merger Sub fails to effect the Closing for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b) and the guarantee of such obligations pursuant to the Guaranties (subject to their terms, conditions and limitations), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group (as defined below) against (i) Parent, Merger Sub, the Guarantors, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of Parent, Merger Sub or any Guarantor, (iii) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or any Guarantor or (iv) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (i) - (iv), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters, the Guaranties and the Debt Commitment Letter) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b), and in no event shall any Group Company, the direct or indirect shareholders of the Company or any other Group Company, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing, (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters, the Guaranties and the Debt Commitment Letter), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.06(b), or the Guarantors to the extent provided in the Guaranties.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01         Non-Survival of Representations, Warranties and Agreements.

The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or termination of this Agreement, including, without limitation, the agreements set forth in Articles I and II, Section 6.06 and this Article IX.

Section 9.02         Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

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if to Parent or Merger Sub:

35th Floor, Tengda Plaza

No. 168 Xizhimenwai Street

Beijing, 100044, China

Attention: Mr. Leilei Wang

Facsimile: 8610-68109402

with a copy to:

Davis Polk & Wardwell LLP

2201 China World Office 2

1 Jian Guo Men Wai Avenue

Chao Yang District, Beijing 100004, PRC

Attention: Howard Zhang

Facsimile: +86 10 8567 5102

e-mail: howard.zhang@davispolk.com

if to the Company:

35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, 100044, China
Attention: Yang Yang
Facsimile: +86 10 8857 5892
e-mail: yangyang@kongzhong.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention: Peter X. Huang, Esq.
Facsimile: +86 10 6535 5577
e-mail: peter.huang@skadden.com

and

Sullivan & Cromwell (Hong Kong) LLP
28th Floor, Nine Queen’s Road Central
Hong Kong
Attention: Garth W. Bray, Esq.

e-mail: brayg@sullcrom.com

Section 9.03         Certain Definitions.

(a)          For purposes of this Agreement:

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“Acceptable Confidentiality Agreement” means an executed confidentiality agreement on terms no less favorable to the Company in the aggregate than those contained in the confidentiality agreements entered into in connection with the transaction contemplated hereby, which does not include any provision calling for any exclusive right to negotiate or having the effect of restricting the Company from satisfying its obligations under this Agreement.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including, without limitation, laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign government official, foreign government employee or commercial entity to obtain a business advantage such as, without limitation, the PRC Criminal Law, PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Available Cash” means cash of the Company and its Subsidiaries on a consolidated basis available immediately prior to the Closing in one or more bank accounts of the Company or its Subsidiaries, net of issued but uncleared checks and drafts, free of any Lien.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, Hong Kong, Beijing and the Cayman Islands.

“Buyer Group Contract” means each of the Consortium Agreement, the Contribution Agreement, the Voting Agreement, the Guaranties, and the Equity Commitment Letters.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to and accepted by Parent and Merger Sub on the date hereof.

“Company Employee Agreement” means any management, employment, severance, change in control, transaction bonus, consulting, repatriation or expatriation agreement or other contract between the Company or an affiliate and any current or former employee, director, officer or independent contractor of the Company or its Subsidiaries.

“Company Employee Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, that is or has been maintained, contributed to or required to be contributed to by the Company or any affiliate for the benefit of any current or former employee, director, officer or independent contractor of the Company or its Subsidiaries, or with respect to which the Company or any affiliate has or may have any liability or obligation.

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“Company Equity Award” means each Company Option and each Company Restricted Share Award granted under the Share Incentive Plans.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects (including any change in applicable Law or the interpretation or enforcement thereof or other regulatory change that affects the Company or any of its Subsidiaries), is or would reasonably be expected to (a) be materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole or (b) prevent or materially delay the consummation of the Transactions or otherwise be materially adverse to the ability of the Company to perform its material obligations under this Agreement; provided, however, that clause (a) shall not include any event, circumstance, change or effect occurring after the date hereof to the extent resulting from (i) changes in general economic conditions or changes in securities markets in general; (ii) changes in GAAP or applicable Laws after the date hereof; (iii) changes after the date hereof generally affecting the market or the industry in which the Company and its Subsidiaries operate; (iv) changes after the date hereof affecting the financial, credit or securities markets in which the Company or any of its Subsidiaries operates, including changes in interest rates or foreign exchange rates; (v) the public announcement of the Transactions (except with respect to Section 3.05); or (vi) changes caused by a material worsening of current conditions caused by acts of natural disasters, terrorism or war (whether or not declared) occurring after the date hereof; provided, further, that facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (i) - (iv) above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects specifically relate to the Company or any Company Subsidiary or individually or in the aggregate have a materially disproportionate adverse impact on the Company and the Company Subsidiaries, taken as a whole, relative to the other participants in the principal industries and geographic markets in which the Company and the Company Subsidiaries conduct their business.

“Company Option” means each option to purchase Shares under the Share Incentive Plans.

“Company Restricted Share Award” means each restricted share unit granted under the Stock Incentive Plans.

“Company Triggering Event” shall be deemed to have occurred if (i) there shall have been a Change in the Company Recommendation or the Company Board shall have resolved to make a Change in the Company Recommendation; (ii) the Company Board shall have recommended to the shareholders of the Company a Competing Transaction or shall have resolved to do so or shall have entered into any Alternative Acquisition Agreement; (iii) the Company shall have failed to include in the Proxy Statement the Company Recommendation; or (iv) a tender offer or exchange offer for 20% or more of the outstanding shares of the Company is commenced, and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders).

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“Company Warrant” means each outstanding warrant granted to WarGaming.net LLP to purchase Shares.

“Confidentiality Agreements” means, collectively, (i) the confidentiality agreement between the Company and WANG Leilei, dated as of December 8, 2015, and (ii) the confidentiality agreement between the Company and 上海宏流资产管理中心(有限合伙)(Shanghai Trend Asset Management Center (Limited Partnership)), dated January 11, 2016.

“Consortium Agreement” means the consortium agreement, dated as of February 5, 2016, by and among WANG Leilei, Right Advance Management Ltd., Chiming Bells International Limited, IDG-Accel China Growth Fund II L.P., and IDG-Accel China Investors II L.P., as may be amended from time to time.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Deposited Available Cash” means the amount of Available Cash deposited in the Exchange Fund immediately prior to the Effective Time.

“Environmental Law” means any applicable PRC local, provincial or national Law relating to (a) the required environmental impact assessment and approval, and completion inspection on environment protection facility in respect of construction project, (b) the protection of health, safety or the environment (including without limitation radioisotope safety, bio safety and fire protection) or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Excluded Shares” means, collectively, (i) the Rollover Shares; (ii) Shares held (including ADSs corresponding to such Shares) by Parent, the Company or any of their Subsidiaries; and (iii) Shares held by the Depositary (whether or not represented by ADSs) and reserved for issuance and allocation pursuant to the Share Incentive Plans.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option or, with respect to any Company Warrant, the applicable exercise price per Share underlying such Company Warrant.

“Government Official” means (i) any official, officer, employee or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any person described in the foregoing clause (i) or (ii) of this definition.

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“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any chemical, pollutant, waste or substance that is (a) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by product, asbestos containing material, polychlorinated biphenyls or radioactive material.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (g) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such person, and (j) all Indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Insolvent” means, with respect to any person (a) the present fair saleable value of such person’s assets is less than the amount required to pay such person’s total Indebtedness, (b) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (c) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (d) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means (a) United States, non-United States and international patents, patent applications and statutory invention registrations, (b) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, (c) copyrightable works, copyrights, and registrations and applications for registration thereof, (d) confidential and proprietary information, including trade secrets and know-how, and (e) rights of privacy, publicity and endorsement.

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“Intervening Event” shall mean a material event, occurrence or development with respect to the Company or its Subsidiaries or the business, assets or operations of the Company or its Subsidiaries that was not known to the Company Board and the Special Committee on the date of this Agreement, which event, occurrence or development becomes known to the Company Board or the Special Committee before receipt of the Requisite Company Vote; provided that in no event shall the receipt, existence of or terms of a Competing Transaction or a Superior Proposal in itself constitute an Intervening Event.

“Knowledge” means, with respect to the Company, the actual knowledge, after reasonable inquiry, of Leilei Wang, Jay Chang, Tai Fan and Yang Yang, and with respect to any other party hereto, the actual knowledge of any director of such party, in each case, after due inquiry.

“Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leases” shall mean all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“MOFCOM” means the Ministry of Commerce of the PRC or its competent local counterparts.

“NDRC” means the National Development and Reform Commission of the PRC or its competent local counterparts.

“Owned Real Property” shall mean all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company.

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“Permitted Encumbrances” shall mean, (a) Taxes, assessments and other governmental levies, fees or charges imposed with respect to such real property which are not due and payable as of the Closing Date, or which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP; (b) mechanics liens and similar liens for labor, materials or supplies provided with respect to such real property incurred in the ordinary course of business for amounts which are not due and payable and which shall be paid in full and released at Closing; (c) leases, licenses and subleases (other than capital leases and leases underlying sale and leaseback transactions); (d) Liens imposed by applicable Law; (e) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, in each case, in the ordinary course of business; (f) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (g) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon; (h) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon; (i) Liens that are disclosed in the Company SEC Reports filed or furnished prior to the date hereof; (j) Liens securing Indebtedness or liabilities that (A) are reflected in the Company SEC Reports filed or furnished prior to the date hereof or (B) have otherwise been disclosed to Parent; (k) matters which would be disclosed by an accurate survey or inspection of the real property which do not, individually or in the aggregate, materially impair the occupancy or current use of such real property which they encumber; (l) outbound license agreements entered into in the ordinary course of business; (m) standard survey and title exceptions and (n) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“PRC Required Approvals” means the filings and/or registrations with MOFCOM, NDRC and/or SAFE or the designated banks, and other procedures required by other competent regulatory authorities (where applicable) to the extent required for the consummation of the transactions contemplated by this Agreement and the other agreements entered into in connection with this Agreement by Holdco.

“PRC Resident” means any “PRC resident legal person” and “PRC resident individual” as defined under relevant SAFE rules and regulations.

“SAFE Circular 7” means Circular 7, issued by SAFE on February 15, 2012, titled “Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company,” or any successor rule or regulation under PRC law.

“SAFE Circular 37” means Circular 37 (issued by SAFE on July 4, 2014, titled “Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Round-Trip Investment Conducted by Domestic Residents through Special Purpose Vehicles” effective as of July 4, 2014), or any successor rule or regulation of the foregoing under PRC law.

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“SAFE Circular 75” means Circular 75, issued by SAFE on October 21, 2005, titled “Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles,” effective as of November 1, 2005, and replaced by SAFE Circular 37 on July 4, 2014.

“SAFE Circular 78” Circular 78, issued by SAFE on March 28, 2007, titled “Notice of the SAFE on Foreign Exchange Administration of the Involvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies,” effective as of March 28, 2007 and replaced by SAFE Circular 7 on February 15, 2012.

“Share Incentive Plans” means, collectively, the Share Incentive Plans adopted by the Company in 2002, 2006 and 2013, respectively, and all amendments and modifications thereto.

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing provident fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

“Subsidiary” means, with respect to any party, any person of which (x) such party or any other Subsidiary of such party is a general partner or (y) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

“Unvested Company Option” means any Company Option that is not a Vested Company Option.

“Vested Company Option” means any Company Option that shall have become vested on or prior to the Closing Date in accordance with the terms of the Share Incentive Plans pursuant to which such Company Option was granted.

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“Warrant Agreement” means agreement in accordance with which any Company Warrant was granted to WarGaming.net LLP.

(b)           The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
2015 Annual Report	Section 3.07(c)
Action	Section 3.10
ADS	Section 2.01(b)
ADSs	Section 2.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(a)
Alternative Financing	Section 6.07(a)
Applicable Date	Section 3.07(a)
Bankruptcy and Equity Exception	Section 3.04(a)
Change in the Company Recommendation	Section 6.04(c)
CICL	Recitals
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Group	Section 8.06(e)
Company Licensed Intellectual Property	Section 3.13
Company Owned Intellectual Property	Section 3.13
Company Recommendation	Section 3.04(b)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)(ii)
Competing Transaction	Section 6.04(f)
Contribution Agreement	Recitals
Damages	Section 6.05(c)
Debt Commitment Letter	Section 4.06(a)(i)
Debt Financing	Section 4.06(a)(i)
Deposit Agreement	Section 2.06
Depositary	Section 2.06
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Environmental Permits	Section 3.17
Equity Commitment Letters	Section 4.06(a)(ii)
Equity Financing	Section 4.06(a)(ii)
Evaluation Date	Section 3.07(e)
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
Excluded Party	Section 6.04(a)
Fee Letters	Section 4.06(a)(iii)
Financial Advisor	Section 3.04(c)

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Financing	Section 4.06(a)(ii)
Financing Documents	Section 4.06(a)(ii)
GAAP	Section 3.07(b)
Governmental Authority	Section 3.05(b)
Guaranties	Recitals
Guarantor	Recitals
Guarantors	Recitals
Guaranty	Recitals
Holdco	Section 4.06(a)(ii)
Indemnified Parties	Section 6.05(b)
Law	Section 3.05(a)
Material Company Permits	Section 3.06(a)
Material Contract	Section 3.16(a)
Merger	Recitals
Merger Consideration	Section 2.04(a)
Merger Sub	Preamble
NASDAQ	Section 3.05(b)
Notice Period	Section 6.04(d)(iii)
Order	Section 7.01(b)
Parent	Preamble
Parent Group	Section 8.06(e)
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
PRC	Section 3.06(a)
Proxy Statement	Section 6.01
Record ADS Holders	Section 6.02(a)(iii)
Representatives	Section 6.03(a)
Requisite Company Vote	Section 3.04(a)
Rollover Shareholders	Recitals
Rollover Shares	Recitals
SAFE	Section 3.06(a)
SAFE Rules and Regulations	Section 3.06(g)
SEC	Section 3.05(b)
Securities Act	Section 3.07(a)
Share	Section 2.01(a)
Share Certificates	Section 2.04(b)
Shareholders’ Meeting	Section 6.02(a)(ii)
Shares	Section 2.01(a)
Solicited Person	Section 6.04(a)
Special Committee	Recitals
Sponsors	Recitals
Superior Proposal	Section 6.04(g)
Surviving Company	Section 1.01
Takeover Statute	Section 3.20
Termination Date	Section 8.02(a)
Tier I Company Termination Fee	Section 8.06(a)(ii)
Tier II Company Termination Fee	Section 8.06(a)(ii)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)
Voting Agreement	Recitals

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Section 9.04         Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05         Entire Agreement; Assignment.

This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to (i) any Affiliate of Parent or (ii) any persons providing the Financing pursuant to the terms thereof (to the extent necessary for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such Financing), provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

Section 9.06         Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Sections 6.05 and 8.06(e) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Equity Awards, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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Section 9.07         Specific Performance.

(a)          The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed by the Company in accordance with the terms hereof and that, subject to the limitations set forth in Section 9.07(b), each party shall be entitled to specific performance of the terms hereof (including the other party’s obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement, in addition to any other remedy at law or equity. Subject to the limitations set forth in Section 9.07(b), each party hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If any party brings any Action to enforce specifically the performance of the terms and provisions hereof, the Termination Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such Action.

(b)           Notwithstanding anything herein to the contrary, the Company, Parent and Merger Sub further acknowledge and agree that the right of any Group Company, to obtain an injunction, specific performance or other equitable relief to cause Parent to cause the Equity Financing to be funded at the Effective Time, shall be subject to the satisfaction of each of the following conditions: (A) Parent is required to consummate the Closing pursuant to Section 1.02, (B) the Debt Financing (and any Alternative Financing, if applicable) has been funded or the lenders party to the Debt Commitment Letter have irrevocably confirmed in writing that all conditions to funding of the Debt Financing have been satisfied (other than funding of the Equity Financing) and the Debt Financing (and any Alternative Financing, if applicable) will be funded in accordance with the terms of the Debt Commitment Letter at the Effective Time if the Equity Financing is funded at the Effective Time, (C) the Company has irrevocably confirmed in writing that if the Financing is funded, then it would take such actions that are within its control to cause the consummation of the transactions contemplated by this Agreement to occur, and (D) the Equity Financing has not been funded and Parent has not consummated the Merger. For the avoidance of doubt, in no circumstance other than as expressly contemplated by this Section 9.07(b) shall the Company be entitled under this Agreement to enforce or seek to enforce specifically Parent’s right to cause the Equity Financing to be funded if the Debt Financing has not been funded (or will not be funded at the Effective Time even if the Equity Financing is funded at the Effective Time).

(c)          Notwithstanding anything herein to the contrary, (i) Parent, on the one hand and the Company, on the other hand, further acknowledge and agree that the election to pursue an injunction or other appropriate form of specific performance or equitable relief shall not restrict, impair or otherwise limit Parent or the Company from, in the alternative, seeking to terminate the Agreement and collect the Company Termination Fee pursuant to Section 8.06(a), by Parent on the one hand, or the Parent Termination Fee pursuant to Section 8.06(b), by the Company on the other hand and (ii) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent, the Parent Group or, if such party is the Company, the Company Group.

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Section 9.08         Governing Law.

(a)          This Agreement shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the laws of the Cayman Islands shall be subject to the laws of the Cayman Islands, including the duties of the board of directors, internal corporate affairs of Parent, Merger Sub and Surviving Company and the Merger and exercise of any dissenter’s rights with respect to the Merger, the laws of the Cayman Islands shall supersede the laws of the State of New York with respect to such provision.

(b)          All Actions arising under the laws of the State of New York out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Each of the parties hereto agrees that mailing of process or other papers in connection with any such Action in the manner provided in Section 9.02 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising under the laws of the State of New York out of or relating to this Agreement brought by any party hereto and (b) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 9.08, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.09         Amendment.

This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

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Section 9.10         Waiver.

At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.11         Headings.

The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.12         Counterparts.

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[The remainder of the page is intentionally left blank]

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Linkedsee Limited

By	/s/ WANG Leilei
Name:	WANG Leilei
Title:	Director

Wiseman International Limited

By	/s/ WANG Leilei
Name:	WANG Leilei
Title:	Director

[Signature Page to Merger Agreement]

KONGZHONG CORPORATION

By	/s/ FAN Tai
Name:	FAN Tai
Title:	Authorized Signatory

[Signature Page to Merger Agreement]

ANNEX A

PLAN OF MERGER

DATED [               ]

(1)

KongZhong Corporation

(2)

Wiseman International Limited

PLAN OF MERGER

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2

THIS PLAN OF MERGER is made on _________________________

BETWEEN

(1)	KongZhong Corporation, an exempted company incorporated under the laws of the Cayman Islands having its registered office at P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands (the "Surviving Company"); and

(2)	Wiseman International Limited, an exempted company incorporated under the laws of the Cayman Islands having its registered office at Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands (the "Merging Company" and together with the Surviving Company, the "Companies").

WHEREAS

(A)	The respective boards of directors of the Surviving Company and the Merging Company have approved the merger of the Companies, with the Surviving Company continuing as the surviving company (the "Merger"), upon the terms and subject to the conditions of the merger agreement dated [Date] between Linkedsee Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, the Surviving Company and the Merging Company (the "Merger Agreement") and this Plan of Merger and pursuant to provisions of Part XVI of the Companies Law (as amended) (the "Companies Law").

(B)	The shareholders of each of the Surviving Company and the Merging Company have adopted this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Law.

(C)	Each of the Surviving Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Law.

IT IS AGREED

1.	Definitions and Interpretation

1.1	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement, a copy of which is annexed at Annexure 1 hereto.

2.	PLAN OF MERGER

2.1	Company Details:

(a)	The constituent companies (as defined in the Companies Law) to this Plan of Merger are the Surviving Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Law) is the Surviving Company.

(c)	The registered office of the Surviving Company is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(d)	Immediately prior to the Effective Time, the authorised share capital of the Surviving Company is US$500,000 divided into 1,000,000,000,000 ordinary shares each of nominal or par value US$0.0000005 per ordinary share, of which 1,884,133,063 ordinary shares were issued and outstanding.

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(e)	Immediately prior to the Effective Time, the authorised share capital of the Merging Company is US$50,000 divided into 100,000,000,000 shares each of nominal or par value US$0.0000005 per share, of which 2,000,000,000 shares were issued and outstanding.

(f)	On the Effective Time, the authorised share capital of the Surviving Company shall be US$50,000 divided into 100,000,000,000 shares each of nominal or par value US$0.0000005 per share.

(g)	On the Effective Time, and in accordance with the terms and conditions of the Merger Agreement:

(i)	each ordinary share, par value US$0.0000005 per share (the "Shares"), of the Surviving Company issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined in the Merger Agreement) and the Dissenting Shares (being those Shares that are outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Law, holders of Dissenting Shares being referred to as "Dissenting Shareholders") but including Shares (other than Excluded Shares) represented by American Depositary Shares, each representing 40 Shares (each, an "ADS" or, collectively, the "ADSs")) shall be cancelled and cease to exist in consideration for the right to receive US$0.18875 in cash per Share without interest (the "Per Share Merger Consideration"). In respect of all Shares (other than Excluded Shares) represented by ADSs, the Per Share Merger Consideration shall be payable to the Depositary (as defined in the Merger Agreement), as the registered holder of such Shares, and each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) shall be cancelled in consideration for the right to receive US$7.55 in cash per ADS without interest (the "Per ADS Merger Consideration"), as the case may be, payable in accordance with the Merger Agreement;

(ii)	each of the Excluded Shares (including Excluded Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor;

(iii)	each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with the Companies Law and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Law, except that all Shares held by Dissenting Shareholders who shall have failed to exercise or who effectively shall have withdrawn or lost their rights to dissent from the Merger under Section 238 of the of the Companies Law shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be and be deemed to have been cancelled and cease to exist as of the Effective Time, and to have been converted into, and to have become exchanged for the right of the holder thereof to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in the Merger Agreement; and

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(iv)	each ordinary share, par value US$0.0000005 each, of the Merging Company issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share, par value US$0.0000005 each, of the Surviving Company. Such conversion shall be effected by means of the cancellation of such ordinary shares of the Merging Company, in exchange for the right to receive one such ordinary share of the Surviving Company. Such shares of the Surviving Company shall be the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

2.2	Effective Time

In accordance with section 233(13) of the Companies Law, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar (the "Effective Time").

2.3	Terms and Conditions; Share Rights

(a)	The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Merger Agreement.

(b)	The rights and restrictions attaching to the shares in the Surviving Company are set out in the memorandum and articles of association of the Surviving Company.

(c)	From the Effective Time, the memorandum and articles of association of the Surviving Company shall be the memorandum and articles of association annexed at Annexure 2 hereto.

2.4	Director's Interests in the Merger

(a)	The name and address of the director of the Surviving Company is:

Leilei Wang, 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, 100044, China.

(b)	No director of either of the Companies will be paid any amounts or receive any benefits consequent upon the Merger.

2.5	Secured Creditors

(a)	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b)	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

3.	Variation

3.1	At any time prior to the Effective Time, this Plan of Merger may be amended by the Boards of Directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Time provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar; and

(b)	effect any other changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorise the Boards of Directors of both the Surviving Company and the Merging Company to effect in their discretion.

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4.	Termination

4.1	At any time prior to the Effective Time, this Plan of Merger may be terminated by the Boards of Directors of both the Surviving Company and the Merging Company in accordance with the terms of the Merger Agreement.

5.	Counterparts

5.1	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

6.	Governing Law

6.1	This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Signature pages to follow]

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IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of Wiseman International Limited:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

SIGNED for and on behalf of KongZhong Corporation :	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

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Annexure 1

Merger Agreement

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Annexure 2

AMENDED AND RESTATED Memorandum and Articles of Association of Surviving Company

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